UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CTRIP.COM INTERNATIONAL, LTD.

(Name of Issuer)

American Depositary Shares, each representing 0.125 Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

22943F100

(CUSIP Number)

Peter Millones

Executive Vice President, General Counsel and Corporate Secretary

The Priceline Group Inc.

800 Connecticut Avenue

Norwalk, Connecticut 06854

(203) 299-8000

with a copy to:

Brian E. Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

212-558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22943F100

1	Names of Reporting Persons Priceline Group Treasury Company B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 45,477,850*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 45,477,850*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,477,850*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.50**

14	Type of Reporting Person (See Instructions) CO

* Includes the 21,088,600 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right (after giving effect to the two-for-one ADS split effected by the Issuer on December 1, 2015) and the 24,389,250 ADSs issuable upon conversion of the 2015 II Convertible Note, the 2015 Convertible Note and the Convertible Note, as described herein. See Item 5.

** Based on 54,160,220.25 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

CUSIP No. 22943F100

1	Names of Reporting Persons The Priceline Group Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 45,477,850*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 45,477,850*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,477,850*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.50**

14	Type of Reporting Person (See Instructions) CO

* Includes the 21,088,600 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right (after giving effect to the two-for-one ADS split effected by the Issuer on December 1, 2015) and the 24,389,250 ADSs issuable upon conversion of the 2015 II Convertible Note, the 2015 Convertible Note and the Convertible Note, as described herein. See Item 5.

** Based on 54,160,220.25 outstanding Ordinary Shares, after giving effect to the transactions described in Item 4. See Item 5.

This Amendment No. 7 (this “Amendment No. 7”) amends that certain statement on Schedule 13D filed by The Priceline Group Inc., a Delaware corporation (“Priceline”), and Priceline Group Treasury Company B.V., a Netherlands company and an indirect wholly owned subsidiary of Priceline (“Purchaser,” and together with Priceline, the “Reporting Persons”), with the Securities and Exchange Commission (“SEC”) on September 29, 2014 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on October 10, 2014 (“Amendment No. 1”),  Amendment No. 2 to the Original 13D filed with the SEC on October 20, 2014 (“Amendment No. 2”),  Amendment No. 3 to the Original 13D filed with the SEC on November 5, 2014 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC on May 29, 2015, Amendment No. 5 to the original 13D filed with the SEC on September 15, 2015 and Amendment No. 6 to the original 13D filed with the SEC on October 15, 2015 (together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the “Schedule 13D”), relating to the American Depositary Shares (“ADSs”), each representing 0.125 ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Ctrip.com International, Ltd., a Cayman Islands exempted company (the “Issuer”). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.                                      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following paragraphs:

Purchaser and the Issuer entered into a Convertible Note Purchase Agreement dated as of December 9, 2015 (the “2015 II Purchase Agreement”), attached hereto as Exhibit 1, pursuant to which Purchaser subscribed for and purchased and the Issuer issued, sold and delivered on December 11, 2015 a convertible note (the “2015 II Convertible Note”), the form of which is attached to the 2015 II Purchase Agreement as Exhibit A, having an aggregate principal amount of $500,000,000.00.  The $500,000,000.00 purchase price paid for the 2015 II Convertible Note pursuant to the 2015 II Purchase Agreement was funded from the general working capital of the Purchaser.

The descriptions of the 2015 II Purchase Agreement, the 2015 II Convertible Note and the Standstill Agreement (as defined below) included in this Amendment No. 7, in each case do not purport to be complete and are qualified in their entirety by reference to the full text of the 2015 II Purchase Agreement (including the 2015 II Convertible Note), which is filed as Exhibit 1 hereto and which is incorporated herein by reference, and the Standstill Agreement, which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

The second paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

In connection with the purchase and sale of the 2015 II Convertible Note pursuant to the 2015 II Purchase Agreement, Priceline and the Issuer entered into a Third Amended and Restated Standstill Agreement (the “Standstill Agreement”), which is attached hereto as Exhibit 2 and which amends and restates the Second Amended and Restated Standstill Agreement dated as of May 26, 2015.  Pursuant to the Standstill Agreement, subject to the terms and conditions set forth therein, Priceline and its Subsidiaries have the right to purchase, in whole at any single time or in part at any number of times, an aggregate number of ADSs or Ordinary Shares that would give Priceline beneficial ownership of up to fifteen percent (15%) of the issued and outstanding capital stock of the Issuer on an actual basis as of such time, disregarding all ADSs or Ordinary Shares beneficially owned by Priceline and its Subsidiaries that are attributable to ownership or conversion of the 2015 II Convertible Note (such right, the “Priceline Purchase Right”).  As of December 11, 2015, since August 7, 2014, Purchaser made open market purchases of ADSs totaling $630,521,595.58 pursuant to purchase plans established pursuant to Rule 10b5-1 under the Exchange Act (collectively, the “10b5-1 Plan”).  The funds used to purchase these ADSs pursuant to the Priceline Purchase Right were obtained from the general working capital of Purchaser.

Item 4.                                      Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following paragraphs:

2015 II Purchase Agreement. The Issuer and Purchaser made certain customary representations, warranties and covenants to each other in the 2015 II Purchase Agreement. The 2015 II Convertible Note was issued pursuant to a private placement transaction exempt from the registration requirements of the Securities Act, in reliance on Section 4(a)(2) of the Securities Act.

2015 II Convertible Note. Pursuant to the terms of the 2015 II Convertible Note, at any time or times on or after the issuance date of December 11, 2015 until the close of business on the second business day immediately preceding the maturity date of December 11, 2025, Purchaser or any transferee of the 2015 II Convertible Note is entitled to convert all or any portion (if the portion to be converted is at least $100,000,000 or such lesser amount then held thereby) of the 2015 II Convertible Note into ADSs of the Issuer. The number of ADSs issuable upon conversion will equal the principal amount being converted divided by the then applicable conversion price (the “2015 II Conversion Price”). The initial 2015 II Conversion Price is $68.4617 per ADS, representing an initial conversion rate of 14.6067 ADSs per $1,000 principal amount of the 2015 II Convertible Note, and is subject to certain adjustments for certain events as specified in the 2015 II Convertible Note, including, among other things, the occurrence of a make-whole fundamental change (as defined in the 2015 II Convertible Note).  In addition, beginning on December 11, 2021, Purchaser or any transferee of the 2015 II Convertible Note has the one-time right, at its option, to require the Issuer to repurchase for cash all or any portion of the 2015 II Convertible Note that is equal to at least $100,000,000 or such lesser amount then held thereby at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, which repurchase will be effective ten business days after the exercise of such right.  Upon the occurrence of a fundamental change (as defined in the 2015 II Convertible Note), Purchaser or any transferee of the 2015 II Convertible Note has the right, at its option, to require the Issuer to repurchase for cash all or any portion of the 2015 II Convertible Note that is equal to at least $100,000,000 or such lesser amount then held thereby at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest. The principal amount outstanding under the 2015 II Convertible Note bears interest at a rate of 2.00% per annum until maturity or such earlier or later time as the principal becomes due and payable thereunder.

The fifth paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

Standstill Agreement. Pursuant to the Standstill Agreement, Priceline has the right to designate one non-voting observer (the “Observer”) to attend any meetings of the board of directors of the Issuer and each committee thereof for so long as (i) Priceline and its Subsidiaries beneficially own at least 18,413,000 ADSs, taking into account the ADSs into which the 2015 II Convertible Note, the 2015 Convertible Note and the 2014 Convertible Note (together, the “Convertible Notes”) may be converted, (ii) Priceline and its subsidiaries comply in all material respects with the standstill provisions and certain other restrictions set forth in the agreement and (iii) the Marketing Agreement is in full force and effect and the Priceline affiliate party thereto complies in all material respects with the provisions thereof.

The descriptions of the 2015 II Purchase Agreement, the 2015 II Convertible Note and the Standstill Agreement, in each case, do not purport to be complete and are qualified in their entirety by reference to the full text of the 2015 II Purchase Agreement (including the 2015 II Convertible Note), which is filed as Exhibit 1 hereto and which is incorporated herein by reference, and the Standstill Agreement, which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

Item 5.                            Interest in Securities of the Issuer.

(a), (b) The second and third sentences of the first paragraph of Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D assumes there are 51,111,564 Ordinary Shares outstanding as of the date of this Schedule 13D. This figure is based on information set forth in the 2015 II Purchase Agreement, in which the Issuer represented that there were 47,131,129 Ordinary Shares issued and outstanding as of November 30, 2015, and on information set forth in the Issuer’s prospectus supplement dated December 9, 2015, which states that 3,980,435 Ordinary Shares were issued on December 9, 2015. In addition, as required under Rule 13d-3(d) of the Exchange Act, all ADSs issuable upon conversion of the Convertible Notes were added to the 51,111,564 Ordinary Shares referred to above (after multiplying such number of ADSs by 0.125, the number of Ordinary Shares represented by each ADS) for purposes of calculating the number of outstanding Ordinary Shares, resulting in a total of 54,160,220.25 outstanding Ordinary Shares for purposes of calculating the percentage of beneficial ownership in this Item 5(a) and (b) and elsewhere in this Schedule 13D.

(a), (b) The first sentence of the second paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons beneficially owns or may be deemed to beneficially own, as the case may be, 45,477,850 ADSs, including the 21,088,600 ADSs purchased by Purchaser pursuant to the Priceline Purchase Right and the 24,389,250 ADSs issuable upon conversion of the Convertible Notes, representing 5,684,731.25

Ordinary Shares or approximately 10.50% of the outstanding Ordinary Shares.

(c) The table contained in Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following rows (but not the column headings, which are included herein for reference only) to the bottom of the table:

Name of Reporting Person	Trade Date	Purchased / (Sold)	Average Price per ADS ($)
Priceline Group Treasury Company B.V.	October 16	100	70.00

Item 7.                            Materials to be Filed as Exhibits.

Exhibit 1:	Convertible Note Purchase Agreement, dated as of December 9, 2015, by and between the Issuer and Purchaser.

Exhibit 2:	Third Amended and Restated Standstill Agreement, dated as of December 9, 2015, by and between the Issuer and Priceline.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2015

THE PRICELINE GROUP INC.

/s/ Peter J. Millones
Name:	Peter J. Millones
Title:	Executive Vice President, General Counsel and Secretary

PRICELINE GROUP TREASURY COMPANY B.V.

/s/ Daniel J. Finnegan
Name:	Daniel J. Finnegan
Title:	Director